SIA ENGINEERING COMPANY

03 MAR 25 AM 7:21

20 March 2003

(FILE: 82-5123)

U.S. Securities and Exchange
Division of Corporation Fina
Office of International Corpo
450 Fifth Street, N.W.
Washington, D.C. 20549

03007718

BY COURIER

SUPPL

PROCESSED
APR 24 2003
THOMSON FINANCIAL

Ladies and Gentlemen:

Re : Submissions pursuant to the Listing Rules of the SGX-ST (SIA Engineering Company Limited) (File: 82-5123)

We enclose bound documents consisting of information that, since our last letter of 12 December 2002 to the date of this letter, the Company has (i) published pursuant to the laws of Singapore, (ii) filed with the SGX-ST (or other regulatory authority) and which are customarily made public by the SGX-ST (or other regulatory authority) and (iii) distributed to its security holders.

A list of the said documents is also attached hereto for your easy reference.

No	Name of Document	Date Made Public, Filed or Distributed	Entity Requiring Document
1.	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	12 December 2002	SGX-ST
2.	Notice of Changes In Director's Deemed Interests – Yeong Poh Yee	23 December 2002	SGX-ST
3.	Notice of Changes In Director' Interests - Wong Nang Jang	23 December 2002	SGX-ST
4.	Notice of Changes In Director's Deemed Interests – Yeong Poh Yee	24 December 2002	SGX-ST
5.	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	21 February 2003	SGX-ST
6.	Lodgment of Return of Allotment of Share	27 February 2003	Registry of Companies and Businesses
7.	Announcement – MOU on engineering maintenance cooperation signed between SIAEC and CAL	19 March 2003	SGX-ST

dlw 4/21

SIA ENGINEERING COMPANY PRIVATE LIMITED
Airmail Transit Centre P O Box 501, Singapore 918101 Cable SINAIRLINE Telex 21241
Airline House, 25 Airline Road Singapore 819829 Telephone 5423333

The documents and information enclosed and the documents and other information to be furnished to the Commission in the future pursuant to this exemption request are being furnished under paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this exemption request nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

Please acknowledge receipt of the enclosed documents by stamping on the enclosed copy of this exemption request provided for that purpose and returning the same to our messenger.

Sincerely,

Melanie Lee
Legal Counsel

Enclosures

cc. VPC

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Ltd
Date of notice to company:	11/12/2002
Date of change of deemed interest:	09/12/2002
Name of registered holder:	CDP: DBS Nominees
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	55,000
% of issued share capital:	0.0055
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	1.6
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	
% of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	870,420,000	
% of issued share capital:	87.04	
No. of shares held after the transaction:	870,365,000	
% of issued share capital:	87	
Total shares:	870,365,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 12/12/2002 to the SGX

TEMASEK HOLDINGS (PRIVATE) LIMITED
8 Shenton Way #38-03 Temasek Tower Singapore 068811 Tel : 6220 4981

TO: The Company Secretary
SIA Engineering Company Ltd
25 Airline Road
9th Floor Core C
Airline House
Singapore 819829
Fax : 6546 0679

TO: Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804
Fax : 6438 4306/6536 7568
Attn : Ms Darrell Lam, Trading Management Department

REF: TS 3 JJ

DATE: 11-Dec-02

NOTICE OF SUBSTANTIAL SHAREHOLDER'S INTERESTS UNDER SECTIONS 82, 83 AND 84 OF THE COMPANIES ACT

DATE OF CHANGE	NAME OF REGISTERED HOLDERS	CIRCUMSTANCES BY REASON OF WHICH CHANGE HAS OCCURRED	NO OF SHARES OR AMT OF STOCK	UNIT PRICE (S$)	TOTAL SHARES HELD (including deemed holdings)			
					BEFORE CHANGE		AFTER CHANGE	
					NO OF SHARES	% OF ISSUED CAPITAL	NO OF SHARES	% OF ISSUED CAPITAL
* 9-Dec-02	CDP : DBS NOMINEES	+ DEEMED INTEREST - OPEN MARKET SALE	(55,000)	1.60000	870,420,000	87.04%	870,365,000	87.00% #

+ Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50

* This transaction was reported to us on 11 Dec 02

Based on 1,000,433,400 shares issued (9 Dec 02)

All sales are discretionary sales unless stated otherwise

Temasek has no direct interest todate

GOH YIN DEE (MISS)
ASSISTANT COMPANY SECRETARY

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Director's Deemed Interests

Name of director:	WONG NANG JANG
Date of notice to company:	23/12/2002
Date of change of deemed interest:	20/12/2002
Name of registered holder:	YEONG POH YEE, spouse of director
Circumstance(s) giving rise to the interest:	Open market purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	1,000
% of issued share capital:	0.0001
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.57
No. of shares held before the transaction:	17,000
% of issued share capital:	0.0017
No. of shares held after the transaction:	18,000
% of issued share capital:	0.0018

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	17,000	
% of issued share capital:	0.0017	
No. of shares held after the transaction:	18,000	
% of issued share capital:	0.0018	
Total shares:	18,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 23/12/2002 to the SGX

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Director's Interests

Name of director: WONG NANG JANG

Date of notice to company: 23/12/2002

Date of change of interest: 20/12/2002

Name of registered holder: WONG NANG JANG

Circumstance(s) giving rise to the interest: Open market purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	17,000
% of issued share capital:	0.0017
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.57
No. of shares held before the transaction:	13,000
% of issued share capital:	0.0013
No. of shares held after the transaction:	30,000
% of issued share capital:	0.003

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		13,000
% of issued share capital:		0.0013
No. of shares held after the transaction:		30,000
% of issued share capital:		0.003
Total shares:		30,000

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 23/12/2002 to the SGX

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Director's Deemed Interests

Name of director:	WONG NANG JANG
Date of notice to company:	23/12/2002
Date of change of deemed interest:	23/12/2002
Name of registered holder:	YEONG POH YEE, spouse of director
Circumstance(s) giving rise to the interest:	Open market purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	12,000
% of issued share capital:	0.0012
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.57
No. of shares held before the transaction:	18,000
% of issued share capital:	0.0018
No. of shares held after the transaction:	30,000
% of issued share capital:	0.003

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	18,000	
% of issued share capital:	0.0018	
No. of shares held after the transaction:	30,000	
% of issued share capital:	0.003	
Total shares:	30,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 24/12/2002 to the SGX

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	18/02/2003
Date of change of deemed interest:	17/02/2003
Name of registered holder:	CDP: Keppel Insurance Pte Ltd
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Divestment of 20% stake in Keppel Insurance Pte Ltd by Keppel Corporation Limited

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	365,000
% of issued share capital:	0.0365
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	
% of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	870,365,000	
% of issued share capital:	87	
No. of shares held after the transaction:	870,000,000	
% of issued share capital:	86.96	
Total shares:	870,000,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 21/02/2003 to the SGX

TEMASEK HOLDINGS (PRIVATE) LIMITED
60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238897 Tel : (65) 6828 6828 Fax : (65) 6821 1170

TO: The Company Secretary
SIA Engineering Company Ltd
25 Airline Road
9th Floor Core C
Airline House
Singapore 819829
Fax : 6546 0679

TO: Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804
Fax : 6438 4306/6536 7568
Attn : Ms Darrell Lam, Trading Management Department

REF: TS 3 JJ

DATE: 18-Feb-03

NOTICE OF SUBSTANTIAL SHAREHOLDER'S INTERESTS UNDER SECTIONS 82, 83 AND 84 OF THE COMPANIES ACT

DATE OF CHANGE	NAME OF REGISTERED HOLDERS	CIRCUMSTANCES BY REASON OF WHICH CHANGE HAS OCCURRED	NO OF SHARES OR AMT OF STOCK	UNIT PRICE (S$)	TOTAL SHARES HELD (including deemed holdings)			
					BEFORE CHANGE		AFTER CHANGE	
					NO OF SHARES	% OF ISSUED CAPITAL	NO OF SHARES	% OF ISSUED CAPITAL
* 17-Feb-03	CDP : KEPPEL INSURANCE PTE LTD	+ DEEMED INTEREST - SEE NOTE BELOW	(365,000)	-	870,365,000	87.00%	870,000,000	86.96%

+ Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50

* This transaction was reported to us on 17 Feb 03

Based on 1,000,433,400 shares issued (9 Dec 02)

All sales are discretionary sales unless stated otherwise

Temasek has no direct interest todate

<u>Note</u>
Divestment of 20% stake in Keppel Insurance Pte Ltd by Keppel Corporation Limited

GIAM LAY HOON (MS)
DIRECTOR, SECRETARIAT

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

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- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **198201025C**

Company Name : **SIA ENGINEERING COMPANY LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0350637A / THIO SU MIEN
- ☐ S0388008G / WONG NANG JANG
- ☐ S0467242I / CHEW LENG SENG
- ☐ S1146452A / LIEUTENANT GENERAL BEY SOO KHIANG
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1842638B / CHEONG CHOONG KONG DR
- ☐ S2002611A / DR. N. VARAPRASAD
- ☐ S2507415G / DEVIKA RANI DAVAR
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, Leong Yoke Yeng, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**300000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.31		

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Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ Allottee is an Individual
- ◉ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : *
◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   Search

Registration No. : * 198003912M Retrieve Details

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : Local

Local Address (* if Address Type is Local Address)

Postal Code : 068804

Block/House No. : 2

Street Name : SHENTON WAY

Unit : # 19 - 00

Building/Estate Name : SGX CENTRE 1

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read Instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 3600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/02/2003 (dd/mm/yyyy)

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List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

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List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**300000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100043300.00**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100043300.00**	**0.00**	**0.00**

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Payment Details

Company Registration No :	198201025C
Name of Company :	SIA ENGINEERING COMPANY LIMITED
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others
Deposit Service Account No :	020129
Payment Date :	27/02/2003

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PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000053991A

Transaction No.	Company Registration No.	Company Name
C030042842	198201025C	SIA ENGINEERING COMPANY LIMITED

Payment for return of allotment of shares has been done successfully.

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RECEIPT

Receipt No : RCB0000000053991A Date/Time : 27/02/2003 10:04
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

WONGPARTNERSHIP
80 RAFFLES PLACE
#58-01 UOB PLAZA
SINGAPORE 048624

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** SIA ENGINEERING COMPANY LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 020129
Balance Amount in Deposit Account : $ 1,018.26

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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SIA ENGINEERING COMPANY

MOU on engineering maintenance cooperation signed between SIAEC and CAL

On 19 March 2003, China Airlines (CAL), with its Board's approval, signed a Memorandum of Understanding (MOU) on engineering maintenance cooperation with SIA Engineering Company (SIAEC).

After evaluation of offers from various international aerospace organisations, CAL has selected SIAEC to restructure its engineering maintenance division. The objective of the restructuring programme is to transform CAL's engineering maintenance division into an excellent maintenance, repair and overhaul (MRO) facility, as well as enhance CAL's aircraft maintenance quality and market competitiveness.

SIAEC will second 8 senior management staff experienced in engineering maintenance to CAL, to undertake management positions of Senior Vice President, Vice Presidents, Assistant Vice Presidents and General Managers. SIAEC's management team will assist CAL in its maintenance operations and work jointly with CAL to improve the overall systems, policies and processes of its engineering maintenance division.

CAL and SIAEC will now proceed to discuss the details of the Services Agreement and work towards the signing of the 3-year agreement within the next few months.

*****

About SIA Engineering Company

SIA Engineering Company is a major provider of aircraft maintenance, repair and overhaul (MRO) services in Asia-Pacific. The Company has a client base of more than 80 international carriers and aerospace equipment manufacturers. It provides line maintenance services at Singapore Changi Airport for about 220 flights daily, as well as airframe and component overhaul on some of the most advanced and widely used commercial aircraft in the world.

16 joint ventures with original equipment manufacturers and airlines in Singapore, Ireland, China, Hongkong and Taiwan increase the depth and breadth of the Company's comprehensive service offerings. The combined revenue of these joint ventures is approximately S$1.0 billion in the first half of FY02/03, with 71% coming from non-Singapore Airlines (SIA) customers. Taking into account SIA Engineering Company's equity holding in its joint ventures, non-SIA customers contributed approximately 33% of SIA Engineering Group's business.

SIA Engineering Company has approvals from 23 national aviation regulatory authorities to provide MRO services for aircraft registered in the United States of America, major European countries and Japan, among others.

About China Airlines

Presently, China Airlines (CAL) has a comprehensive and advanced aircraft maintenance centre in Asia. Besides being responsible for the heavy inspection and airframe maintenance of CAL's various aircraft fleet, the centre is also the maintenance base for the aircraft fleet of FedEx and UPS operating in Asia. The centre handles the transit repair and checks in Singapore for 18 airlines, such as EVA Air, Singapore Airlines, Malaysia Airlines, Atlas Air, Japan Airlines, Northwest Airlines, Vietnam Airlines, etc, with a 70% market share. The centre also has formed joint venture partnerships with key OEMs in the aviation industry (such as Pratt & Whitney, Rolls Royce engine companies, etc).

For more information, please contact:

Chia Peck Yong
Senior Manager Public Affairs
SIA Engineering Company
Tel: (65) 6541-5134
Fax: (65) 6546-0679
Mobile: 9863-0982
E-mail: peckyong_chia@singaporeair.com.sg
www.siaec.com.sg

Roger Han
Joseph Wu
Charles Chen
Tel: (886) 02 2514-5750
Fax: (886) 02 2514-5754
www.china-airlines.com